# Caribbean Water Technologies (CWT) FINANCIAL STATEMENT FOR THE PERIOD ENDED
# March 12, 2021

# TABLE OF CONTENTS



Khaled Salem II, CPA
801 S Financial Pl, 2712
Chicago IL, 60605
IL CPA License 065.052110

March 16, 2021
CPA Letter of Review
Caribbean Water Technologies

To Whom it May Concern,

The purpose of this letter is to provide a third-party review of the January 1, 2021 through March 12, 2021 financial statements of Caribbean Water Technologies, client, given by an independent CPA. All opinions are given beyond a reasonable doubt based on the information provided to the CPA. CPA is not liable for any matters, including but not limited to, decisions of lending, accuracy of reporting, or incomplete data, and serves only the purpose of providing an opinion on the materials in scope.

**Scope**

We have reviewed the accompanying January 1, 2021 through March 12, 2021 financial statements provided by Caribbean Water Technologies. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management Responsibility**

Management is responsible for the preparation and fair presentation of the financial statements and for designing, implementing, and maintaining methodology relevant to the preparation and fair presentation of profit and loss financials.

**CPA's Responsibility**

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the presented financials. We believe that the results of our procedures provide a reasonable basis for our report.

**Limited Assurance**

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying January 1, 2021 through March 12, 2021 financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

Khaled Salem II, CPA
065.052110

**CWT, INC**
**BALANCE SHEET**
**MARCH 12, 2021**

**ASSETS**

**CURRENT ASSETS**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 0 |
| Accounts receivable, net | $ | 0 |
| Inventory | $ | 0 |
| Loans receivable - related party | $ | 0 |
| Prepaid expenses and other current assets | $ | 0 |
| TOTAL CURRENT ASSETS | $ | 0 |

**PROPERTY AND EQUIPMENT**

| | | |
|---|---|---:|
| Property and equipment, net | $ | 0 |

**OTHER ASSETS**

| | | |
|---|---|---:|
| Intangible assets, net | $ | 20 |
| Deposits | $ | 0 |
| | $ | 0 |
| **TOTAL ASSETS** | $ | 20 |

**LIABILITIES AND SHAREHOLDERS' EQUITY**

**CURRENT LIABILITIES**

| | | |
|---|---|---:|
| Accounts payable | $ | 0 |
| Credit cards payable | $ | 0 |
| Warranty reserve | $ | 0 |
| Accrued expenses | $ | 0 |
| Sales tax payable | $ | 0 |
| Deferred revenue | $ | 0 |
| TOTAL CURRENT LIABILITIES | $ | 0 |
| **TOTAL LIABILITIES** | $ | 0 |

**SHAREHOLDERS' EQUITY**

| | | |
|---|---|---:|
| Common stock, authorized 1,500,000 shares, $0.00001 par value | $ | 15 |
| Preferred stock, authorized 500,000 shares, $0.00001 par value. | $ | 5 |
| Additional paid-in capital | $ | 0 |
| Retained earnings | $ | 0 |
| TOTAL SHAREHOLDERS' EQUITY | $ | 20 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ | 20 |

See independent accountant's review report and accompanying notes to financial statements.

**CWT, INC**
**STATEMENT OF INCOME**
**MARCH 12, 2021**

| | | |
|---|---|---|
| **REVENUES** | $ | 0 |
| **COST OF GOODS SOLD** | $ | 0 |
| **GROSS PROFIT** | $ | 0 |
| **OPERATING EXPENSES** | | |
| Advertising and marketing | $ | 0 |
| Bank fees | $ | 0 |
| Bonus and commission | $ | 0 |
| Contractors and consultants | $ | 0 |
| Depreciation expense | $ | 0 |
| Insurance expense | $ | 0 |
| IT expense | $ | 0 |
| Legal and professional fees | $ | 0 |
| Licenses | $ | 0 |
| Meals and entertainment | $ | 0 |
| Miscellaneous expenses | $ | 0 |
| Office supplies | $ | 0 |
| Payroll expense | $ | 0 |
| Postage and delivery | $ | 0 |
| Rent and lease | $ | 0 |
| Research and development | $ | 0 |
| Travel | $ | 0 |
| Utilities | $ | 0 |
| **TOTAL OPERATING EXPENSES** | $ | 0 |
| **NET OPERATING LOSS** | $ | 0 |
| **OTHER INCOME/(EXPENSE)** | | |
| Interest expense | $ | 0 |
| Interest income | $ | 0 |
| **TOTAL OTHER INCOME/(EXPENSE)** | $ | 0 |
| **NET INCOME (LOSS)** | $ | 0 |
| **TOTAL COMPREHENSIVE LOSS** | $ | 0 |

See independent accountant's review report and accompanying notes to financial statements.

1.      **Summary of Significant Accounting Policies**

*The Company*
The financial statements have been prepared to present the financial position and results of operations of the following related entities (the "Company"). The financial statement only include information from inception through March 12, 2021.

CWT, Inc. was incorporated in the U.S. Virgin Islands on March 09, 2021.CWT is a newly formed U.S. Virgin Islands (USVI) company that builds advanced rainwater purification technology. CWT is a wholly owned subsidiary of Bondurant Technologies International (BTII), Its job is to perform Research and Development (R&D), manufacturing and sale and distribution of our water purification devices and associated technologies, for a broad array of applications.

**R&D** will be carried out in collaboration with 3 universities, two of which are HBCUs. They include the University of Virgin Islands (UVI), Florida A&M University (FAMU), and with Florida State University (FSU) on multiple water, energy, sustainability and atmospheric projects.

**Manufacturing/assembly** will include building and expanding line of Caripur H2O "point-of-entry" systems, as well as the introduction of; backpack, RV and Boat versions in 2021.

The **Caripur** purifiers are capable of measuring atmospheric, hydrologic and system information, streaming up to 24 metrics and dimensions of the sensory data in real-time. The plan is to monetize our aggregate data through a monthly subscription service. Our ability to produce univariate data at heretofore unavailable granularity, places our technology in its own class. We expect the generation of this data to outstrip the unit sales of our equipment. CWT is on track in 2021 to make a real impact on water and data.

*Principles of Consolidation and Basis of Accounting*
The financial statements include the account of CWT, Inc. (the "Company). CWT, Inc. is fully owned by Bondurant Technologies International, Inc. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying financial statements.

*Use of Estimates*
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

*Risks and Uncertainties*
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

1.      <u>**Summary of Significant Accounting Policies (continued)**</u>

*Cash and Cash Equivalents*
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of March 12, 2021, the Company held no cash equivalents.

*Accounts Receivable*
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.
The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers.

*Inventory*
Inventories- -are stated at the lower of standard cost (which approximates cost determined on a first in, first out basis) or market.

*Intangible Assets*
The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent.

*Property and Equipment*

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

*Income Taxes*
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

*See independent accountant's review report.*

1.      Summary of Significant Accounting Policies (continued)

*Income Taxes (continued)*
The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the U.S. Virgin Islands.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1            - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2            - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3            - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

*Concentrations of Credit Risk*
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

1.      **Summary of Significant Accounting Policies (continued)**

*Revenue Recognition*
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues.

*Warranty Reserve*
The product contracts entered into generally provide a one to two-year product warranty to customers from the date of shipment. The Company currently estimate the cost of satisfying warranty claims based on analysis of past experience and provide for future claims in the period the revenue is recognized.

*Advertising Expenses*
*The Company expenses advertising costs as they are incurred.*

*Research and Development*
Research and development costs are expensed as incurred.

*Foreign Currency*
The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, *Foreign Currency Matters,* foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

*Equity Based Compensation*
The Company accounts for stock -options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the- employee's requisite vesting period. The Company has elected early adoption of ASU 2018 07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

*See independent accountant's review report.*

1.     <u>**Summary of Significant Accounting Policies (continued)**</u>
*Equity Based Compensation (continued)*
The Company measures compensation expense for its non-employee stock based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair- value of the equity instrument is charged directly to expense and credited to additional paid in capital.

*New Accounting Pronouncements*
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2.     <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.     <u>**Property and Equipment**</u>

CWT has no property and equipment to report at this time. This is as of March 12, 2021:

4.     <u>**Loans Receivable – Related Parties**</u>

The Company has provided no loans to related parties of the Company.

*See independent accountant's review report.*

5.   **Equity**

*Common Stock*
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is one million five hundred (1,500,000), shares of Class A Common Stock, $0.00001 par value per share As of March 12, 2021.

*Preferred Stock*
Also, under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is five hundred thousand (500,000) shares of Preferred Stock, $0.00001 par value per share. As of March 12, 2021.

*See independent accountant's review report.*